Filed pursuant to Rule 424(b)(3)

Registration No. 333-276070

PROSPECTUS SUPPLEMENT NO. 1

(To the Prospectus Dated April 16, 2024)

5,859,375 Shares of Common Stock

This prospectus supplement supplements the prospectus dated April 16, 2024 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-276070). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in the Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 30, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

You should read this prospectus supplement in conjunction with the Prospectus, including any amendments or supplements to it. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the Prospectus, including any amendments or supplements to it. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the Prospectus. You should not assume that the information provided in this prospectus supplement, the Prospectus or any prior prospectus supplement is accurate as of any date other than their respective dates. Neither the delivery of this prospectus supplement, the Prospectus, or any prior prospectus supplement, nor any sale made hereunder or thereunder, shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus supplement, or that the information contained in this prospectus supplement, the Prospectus or any prior prospectus supplement is correct as of any time after the date of that information.

Our Common Stock and Public Warrants are listed on the Nasdaq Global Market under the ticker symbols “TLSI” and “TLSIW,” respectively. On April 29, 2024, the last reported sales price of our Common Stock was $9.36 per share and the last reported sales price of our Public Warrants was $1.00 per warrant.

We are an “emerging growth company” as defined under U.S. federal securities laws and, as such, have elected to comply with reduced public company reporting requirements.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described in the section titled “Risk Factors” beginning on page 6 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the accuracy or adequacy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is April 30, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 30, 2024

TRISALUS LIFE SCIENCES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39813	85-3009869
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

6272 W. 91st Ave., Westminster, Colorado	80031
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (888) 321-5212

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	TLSI	Nasdaq Global Market
Warrants, each whole warrant exercisable for one share of Common Stock at an exercise price of $11.50 per share	TLSIW	Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Credit Agreement

On April 30, 2024 (the “Closing Date”), TriSalus Life Sciences, Inc., a Delaware corporation (the “Company”) and TriSalus Operating Life Sciences, Inc., a Delaware corporation and wholly owned subsidiary of the Company (the “Borrower”) entered into a Credit Agreement (the “Credit Agreement”), by and between the Company, as parent, the Borrower, as borrower, OrbiMed Royalty & Credit Opportunities IV, LP, a Delaware limited partnership (the “Initial Lender”), as a lender, and each other lender that may from time to time become a party thereto (each, including the Initial Lender, and together with their affiliates, successors, transferees and assignees, the “Lenders”), and OrbiMed Royalty & Credit Opportunities IV, LP, as administrative agent for the Lenders (in such capacity, the “Administrative Agent”). The Credit Agreement provides for a five-year senior secured credit facility in an aggregate principal amount of up to $50 million (the “Loan Facility”), of which (i) $25 million was made available on the Closing Date (the “Initial Commitment Amount”) and (ii) up to $10 million will be made available on or prior to June 30, 2025 and up to $15 million will be made available on or prior to December 31, 2025, in each case, subject to the satisfaction of certain revenue requirements (such additional commitment amounts, the “Delayed Draw Commitment Amount”). The term loan will mature on April 30, 2029. On April 30, 2024, the Borrower borrowed the Initial Commitment Amount, resulting in gross proceeds to the Borrower of $25 million.

Subject to certain exceptions, obligations under the Credit Agreement are required to be guaranteed by the subsidiaries of the Company, including any future subsidiaries. The obligations under the Credit Agreement are secured by all or substantially all of the assets of the Company, the Borrower and the subsidiary guarantors. If, until the maturity date of the Loan Facility, the Borrower’s net revenue attributable to the TriNav® infusion system does not equal or exceed the applicable amount for such period as set forth in the Credit Agreement, then the Borrower will be required to repay in equal monthly installments the outstanding principal amount of the Loan Facility, together with a repayment premium and other fees. The Borrower will be required to repay amounts outstanding under the Loan Facility in full immediately upon an acceleration as a result of an event of default as set forth in the Credit Agreement, together with a repayment premium and other fees.

During the term of the Loan Facility, interest payable in cash by the Borrower will accrue on any outstanding balance due under the Loan Facility at a rate per annum equal to the higher of (x) the SOFR rate (which is the forward-looking term rate for a one-month tenor based on the secured overnight financing rate administered by the CME Group Benchmark Administration Limited) and (y) 4.00% plus, in either case, 8.50%. For the first fifteen months after the Closing Date, the Borrower will have the option to accrue interest of up to 3.50% as payable in kind. At all times on and after the date any event of default occurs, until such event of default is no longer continuing, the Loan Facility will bear interest at a rate of 4.00% in excess of the otherwise applicable rate of interest. If any portion of the Loan Facility is repaid prior to the maturity date, then the Borrower will pay a prepayment premium with respect to such portion of the Loan Facility equal to (i) during the first year after such portion’s funding, 3.0% of the principal amount of such portion plus an amount equal to the remaining scheduled payments of interest on such portion through the 12 month anniversary of such portion’s funding; (ii) during the second year after such portion’s funding, 3.0% of the principal amount of such portion; (iii) during the third year after such portion’s funding, 2.0% of the principal amount of such portion; and (iv) during the fourth year after such portion’s funding, 1.0% of the principal amount of such portion. After the 48-month anniversary of the funding of any portion of the Loan Facility, there will be no prepayment premium with respect to such portion. In addition, the Borrower will pay certain other fees with respect to the Loan Facility, including a commitment fee, an unused fee on the undrawn portion of the Loan Facility, an administration fee and an exit fee, as well as certain other fees and expenses of the Administrative Agent and the Lenders.

The Credit Agreement contains customary events of default, including, but not limited to, nonpayment of principal, interest, fees or other amounts; material inaccuracy of a representation or warranty; failure to perform or observe covenants; cross-defaults with certain other indebtedness; bankruptcy and insolvency events; material monetary judgment defaults; impairment of any material definitive loan documentation; other material adverse effects; key permit and other regulatory events; and change of control. Upon the occurrence of an event of default (subject to notice and grace periods), obligations under the Credit Agreement could be accelerated.

The Credit Agreement also contains a number of customary representations, warranties and covenants that, among other things, will limit or restrict the ability of the Company and its subsidiaries to (subject to certain qualifications and exceptions): create liens and encumbrances; incur additional indebtedness; merge, dissolve, liquidate or consolidate; make acquisitions, investments, advances or loans; dispose of or transfer assets; pay dividends or make other payments in respect of their capital stock; amend certain material documents; redeem or repurchase certain debt; engage in certain transactions with affiliates; and enter into certain restrictive agreements. In addition, the Borrower will be required to at all times maintain unrestricted cash and cash equivalents that are subject to a first-priority perfected security interest in favor of the Administrative Agent in an amount equal to or greater than (i) $5,000,000 prior to March 31, 2025 and (ii) $10,000,000 on and after March 31, 2025.

On the Closing Date, the Company issued to the Initial Lender a warrant (the “Initial Warrant”) to purchase 130,805 shares of the Company’s common stock, determined by dividing 5% of the Initial Commitment Amount by the 10-day volume weighted average sale price of the Company’s common stock as of the issue date (the “VWAP”), with an exercise price per share of $9.5562, the 10-day VWAP as of the issuance date. On each of the closings of the Delayed Draw Commitment Amounts, if any, the Company agreed to issue to the Initial Lender warrants (the “Subsequent Warrants” and collectively, with the Initial Warrant, the “Warrants”) to purchase a number of shares determined by dividing 5% of each Delayed Draw Commitment Amount, respectively, by the 10-day VWAP as of the applicable issuance date. The exercise price for each Subsequent Warrant will be equal to the 10-day VWAP as of the issuance date of such Warrant. Each Warrant will have a term of 7 years from its applicable issuance date. The Warrants contain customary participation rights and share and price-based adjustment provisions.

The foregoing description of the terms of the Credit Agreement and the Warrants are not intended to be complete and are qualified in their entirety by reference to the Credit Agreement and the Warrant, which the Company expects to file as exhibits to the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2024.

Registration Rights Agreement

On the Closing Date, concurrently and in connection with the execution of the Credit Agreement, the Company entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the Initial Lender pursuant to which the Initial Lender will have certain customary registration rights. The Company will be required to prepare and file a resale registration statement (the “Initial Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”) to register the resale of shares of the Company’s common stock issuable upon exercise of the Initial Warrant within 45 days following the Closing Date. The Company will also be required to prepare and file a resale registration statement (the “Subsequent Registration Statement” and collectively, with the Initial Registration Statement, the “Registration Statements”) with the SEC to register the resale of shares of the Company’s common stock issuable upon the exercise of each Subsequent Warrant and not covered by an existing effective Registration Statement within 30 days after the issuance of such Subsequent Warrant. For each Registration Statement, the Company must use its reasonable best efforts to cause the Registration Statement to be declared effective, but in any event (x) no later than the 5th trading day following the date the SEC notifies the Company that it will not review the Registration Statement and (y) no later than the 90th day following the filing of the Registration Statement in the event that the SEC reviews the Registration Statement. The rights granted to the Initial Lender under the Registration Rights Agreement continue until such time as (A) such shares underlying the Warrants have been disposed of pursuant to an effective Registration Statement, (B) such shares are sold pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (“Rule 144”), (C) the Initial Lender or its successor or assign is able to dispose of all of the shares registered on such Registration Statement without restriction or limitation pursuant to Rule 144 and all restrictive legends and stop transfer instructions have been removed with respect to such shares or (D) the expiration date of the Warrants.

The foregoing summary of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, which the Company expects to file as exhibits to the Company’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2024.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 is incorporated by reference into this Item 2.03.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth in Item 1.01 above regarding the Warrants is incorporated by reference into this Item 3.02. The issuance of shares of the Company’s common stock underlying the Warrants will be made in reliance upon the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D thereunder. The Warrants and the underlying shares of the Company’s common stock have not been registered under the Securities Act and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act and any applicable state securities laws.

Item 7.01 Regulation FD Disclosure.

On April 30, 2024, the Company issued a press release announcing the borrowing under the Credit Agreement. A copy of the press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Exhibit Description

99.1	Press Release of TriSalus Life Sciences, Inc., dated April 30, 2024
104	Cover Page Interactive Data File (formatted as inline XBRL).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TriSalus Life Sciences, Inc.

Date: April 30, 2024	/s/ Sean Murphy
Sean Murphy
Chief Financial Officer

Exhibit 99.1

TriSalus Life Sciences Secures up to $50 million of Debt Financing with OrbiMed to Support TriNav® Infusion System Growth Initiatives

•	$25 million funded at close; up to $25 million of additional capital available at the Company’s option, based on the achievement of certain revenue thresholds

•	Capital from the transaction is expected to support execution of strategic expansion and fuel continued growth

•	Including the full funding of this facility, along with current cash and cash equivalents on hand, the Company expects its cash runway to extend through 2025

DENVER – April 30, 2024 - TriSalus Life Sciences Inc., (Nasdaq: TLSI), today announced the closing of a debt financing facility for up to $50 million with OrbiMed, a healthcare investment firm. The capital is expected to provide financial flexibility to support the execution of strategic expansion plans and fuel continued growth.

Under the terms of the Credit Agreement (the “Credit Agreement”) with OrbiMed, the Company borrowed $25 million at closing. In addition, an aggregate of up to an additional $25 million is available in two tranches at the Company’s option, based on the achievement of certain revenue thresholds. The Credit Agreement has a five-year term that matures in April 2029. In connection with the funding of the closing amount, the Company also issued OrbiMed a warrant to purchase 130,805 shares of the Company’s common stock, with an exercise price of $9.5562. Including the full funding in the Credit Agreement and current cash and cash equivalents on hand, the Company expects its cash runway will extend through 2025.

“We are excited to be partnering with OrbiMed,” said Mary Szela, Chief Executive Officer of TriSalus Life Sciences. “This transaction provides us with the needed capital to execute strategic growth initiatives for TriNav®, our Pressure Enabled Drug Delivery™ (PEDD™) technology, which increases delivery of therapeutics in liver and pancreatic tumors. Additionally, this funding allows us to advance our technology pipeline as we continue to transform our business. We believe this financing provides us sufficient capital to reach break-even EBITDA for our TriNav business in 2025 and reduces the near-term need of equity financing.”

Matthew Rizzo, General Partner of OrbiMed, added, “We are excited to support TriSalus Life Sciences as they pursue their strategic objectives, providing them with the necessary capital for financial flexibility, and enabling TriNav commercial and technology pipeline expansion.”

TriSalus Life Sciences was represented in this transaction by Cantor Fitzgerald & Co., who served as sole placement agent and Cooley LLP, who served as legal counsel. OrbiMed was represented in this transaction by Covington & Burling LLP, who served as legal counsel.

About TriSalus Life Sciences

TriSalus Life Sciences® is an oncology focused medical technology business providing disruptive drug delivery technology with the goal of improving therapeutics delivery to liver and pancreatic tumors.

The Company’s platform includes devices that utilize a proprietary drug delivery technology and a clinical stage investigational immunotherapy. The Company’s two FDA-cleared devices use its proprietary Pressure-Enabled Drug Delivery™ (PEDD™) approach to deliver a range of therapeutics: the TriNav® Infusion System for hepatic arterial infusion of liver tumors and the Pancreatic Retrograde Venous Infusion System for pancreatic tumors. PEDD is a novel delivery approach designed to address the anatomic limitations of arterial infusion for the pancreas. The PEDD approach modulates pressure and flow in a manner that delivers more therapeutic to the tumor and is designed to reduce undesired delivery to normal tissue, bringing the potential to improve patient outcomes. Nelitolimod, the Company’s investigational immunotherapeutic candidate, is designed to improve patient outcomes by treating the immunosuppressive environment created by many tumors and which can make current immunotherapies ineffective in the liver and pancreas. Patient data generated during Pressure-Enabled Regional Immuno-Oncology™ (PERIO) clinical trials support the hypothesis that nelitolimod delivered via PEDD may have favorable immune effects within the liver and systemically. The target for nelitolimod, TLR9, is expressed across cancer types and the mechanical barriers addressed by PEDD are commonly present as well. Nelitolimod delivered by PEDD will be studied across several indications in an effort to address immune dysfunction and overcome drug delivery barriers in the liver and pancreas.

In partnership with leading cancer centers across the country – and by leveraging deep Immuno-oncology expertise and inventive technology development – TriSalus is committed to advancing innovation that improves outcomes for patients. Learn more at trisaluslifesci.com and follow us on Twitter and LinkedIn.

About OrbiMed

OrbiMed is a healthcare investment firm, with approximately $17 billion in assets under management. OrbiMed invests globally across the healthcare industry through a range of private equity funds, public equity funds, and royalty/credit funds. OrbiMed’s team of over 100 professionals is based in New York City, San Francisco, Shanghai, Hong Kong, Mumbai, London, Herzliya and other key global markets.

Forward Looking Statements

Statements made in this press release regarding matters that are not historical facts are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such statements include, but are not limited to, the Company’s ability to achieve the revenue milestones under the Credit Agreement, the availability of future financing under the Agreement, the Company’s expectations about its cash runway, the Company’s ability to fund its operations without the need for additional equity financing through reaching break-even EBITDA for its TriNav business in 2025, and the expectation that the debt facility will enable the Company to execute on its strategic expansion plans and fuel continued growth, statements regarding the benefits and potential benefits of the Company’s PEDD drug delivery technology and nelitolimod investigational immunotherapy. Risks that could cause actual results to differ from those expressed in these forward-looking statements include risks associated with clinical development and regulatory approval of drug delivery and pharmaceutical product candidates, including that future clinical results may not be consistent with patient data generated during the Company’s clinical trials, the cost and timing of all development activities and clinical trials, unexpected safety and efficacy data observed during clinical studies, changes in expected or existing competition or market conditions, changes in the regulatory environment, unexpected litigation or other disputes, the risks associated with the Credit Agreement, including the Company’s ability to remain in compliance with all its obligations thereunder to avoid an event of default, the risk that the Company will continue to raise capital through the issuance and sale of its equity securities to fund its operations, the risk that the Company will not be able to achieve the applicable revenue requirements to access additional financing under the Credit Agreement, and other risks described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, and other filings the Company makes with the Securities and Exchange Commission. All forward-looking statements contained in this press release speak only as of the date on which they were made and are based on management’s assumptions and estimates as of such date. The Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made except as required by law.

Contacts

For Media and Investor Inquiries:

Argot Partners

212.600.1902

TriSalus@argotpartners.com